LUSE GORMAN, PC

ATTORNEYS AT LAW

5335 Wisconsin Avenue, NW, Suite 780

Washington, D.C. 20015

Telephone (202) 274-2000

Facsimile (202) 362-2902

www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S EMAIL
(202) 274-2007	nquint@luselaw.com

January 31, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4720

Attn.: Michael	Clampitt

    Senior Counsel

    Office of Financial Services

Re:	Community First Bancshares, Inc. (Registration No. 333-215041)

Registration Statement on Form S-1

Dear Mr. Clampitt:

On behalf of Community First Bancshares, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-Effective Amendment No. 1 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”). Set forth below are the comments from the Staff’s comment letter dated January 6, 2017, as well as the Company’s responses to those comments. The Amended S-1 has been blacklined to reflect changes from the original filing.

Summary

Grow our loan portfolio prudently . .. . , page 3

1.	Please balance the discussion by disclosing the added risks of commercial lending. Add a cross-reference to the risk factor disclosure on page 19.

Page 4 has been revised, as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

January 31, 2017

Risk Factors

There may be a limited trading market in our common stock . . . , page 27

2.	Please revise to describe in greater detail the “certain conditions” that must be fulfilled in connection with the listing of your common stock on the Nasdaq Capital Market.

Page 28 has been revised, as requested.

The Reorganization and Offering

How We Determined the Stock Pricing . . . , page 110

3.	We note that there appears to be a significant variation in asset size among the peer group companies, as referenced on page 6. Please revise to explain in greater detail how RP Financial concluded that these companies could be considered the company’s “peers” and therefore used in determining its appraised value.

Page 116 has been revised, as requested.

Notes to Financial Statements for the Years Ended September 30, 2016 and 2015

Note 1 – Summary of Significant Accounting Policies, page F-6

Recent Accounting Pronouncements, page F-7

4.	We note from your disclosure on page 17 that you qualify as an emerging growth company (EGC) and that you have elected to use the extended transition period to delay adoption of new or revised accounting pronouncements (i.e. to comply with new or amended accounting pronouncements in the same manner as a private company). Please revise your disclosures to clarify that the adoption dates you have provided are for non-EGCs. In addition, expand your disclosure to specify the dates on which adoption is required and the date on which you plan to adopt the recently issued accounting standards, assuming you still remain an emerging growth company at that date. Please refer to question 14 of the Jumpstart Our Business Startups Act Frequently Asked Questions document available on our website: https://www.sec.gov/divisions/corpfin/guidance/cfjjobsactfaq-title-i-general.htm.

Page F-7 has been revised, as requested.

LUSE GORMAN, PC

ATTORNEYS AT LAW

Securities and Exchange Commission

January 31, 2017

We trust the foregoing is responsive to the Staff’s comments. We request that the Staff advise the undersigned at (202) 274-2007 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

Respectfully,
/s/ Ned Quint

Ned Quint

cc: Johnny	S. Smith, President and

    Chief Executive Officer

Eric Luse, Esq.